UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  AMENDMENT TO
                              INFORMATION STATEMENT

        Pursuant to Section 14(f) of the Securities Exchange Act of 1934
                            and Rule 14f-1 thereunder

                             GRACE DEVELOPMENT, INC.
             (Exact name of registrant as specified in its charter)

                                    Colorado
         (State or other jurisdiction of incorporation or organization)

                                     0-25582
                            (Commission File Number)

                                   84-1110469
                      (I.R.S. Employer Identification No.)

           2685South Dayton Way, Unit 42, Denver, CO 80231 (Address of
                          principal executive offices,
                               including zip code)

                                 (303) 337-5700
                         (Registrant's telephone number,
                              including area code)

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                             GRACE DEVELOPMENT, INC.

                                  AMENDMENT TO
                 INFORMATION STATEMENT PURSUANT TO SECTION 14(f)
        OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

              NO VOTE OR OTHER ACTION OF THE COMPANY'S SHAREHOLDERS
            IS REQURED IN CONNECTION WITH THIS INFORMATION STATEMENT

                        WE ARE NOT ASKING YOU FOR A PROXY
                  AND YOU ARE REQUESTED NOT TO SEND US A PROXY

                                  Introduction

      This Amendment (the "Amendment") to the Information Statement dated September 7, 1999 (the "Information Statement") is being mailed on or about September 24, 1999 to the holders of record at the close of business on August 27, 1999 of the common stock, no par value per share (the "Common Stock"), of Grace Development, Inc., a Colorado corporation (the "Company"), in connection with (i) the merger (the "Merger") of a wholly-owned subsidiary of the Company with and into New Millennium Multimedia, Inc., a Georgia corporation ("NM"), pursuant to which the shareholders of New Millennium will receive an aggregate of 53,029,371 shares of the Company's Common Stock, representing approximately 87% of the Common Stock to be outstanding immediately following the consummation of the Merger, and (ii) the election of certain persons to the Board of Directors of the Company other than at a meeting of the Company's shareholders, with such persons constituting a majority of the members thereof. No action is required by the shareholders of the Company in connection with the election of such persons. Nevertheless, you are urged to read this Information Statement carefully.

      The Board of Directors of the Company has approved the Merger. No action is required by the shareholders of the Company in connection with the Merger.

      This Amendment is being distributed pursuant to the requirements of
Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 thereunder. It amends certain information provided to shareholders of the Company with respect to the ownership of the Company's Common Stock following the Merger. A copy of the Information Statement accompanies this Amendment, and the Amendment should be read and considered in conjunction with the Information Statement.

      Set forth below is information with respect to the beneficial ownership of the Company's Common Stock following the Merger. The principal change in the information provided herein from the information provided in the Information Statement relates to (a) the ownership of certain warrants by certain NM Designees (as defined in the Information Statement) and (b) the exercise of certain other warrants to purchase shares of NM Common Stock (as defined in the Information Statement). With respect to the warrants held by certain NM Designees, the terms of the offering pursuant to which such warrants were acquired provide that, as, if and when the Merger is consummated, NM will use its best efforts to cause the Company to issue such warrants, exercisable in shares of the Company's Common Stock. Inasmuch as NM will be designating five members of a proposed six-person Company Board of Directors following the Merger, it is expected that he Company will issue such warrants. The Information Statement initially filed and disseminated pursuant to Rule 14f-1 under the Exchange Act incorrectly assumed that such warrants would be exercisable for share of NM common Stock, rather than the Company's Common Stock. Accordingly, the number of shares and percentage ownership of Common Stock following the Merger for the affected NM Designees was overstated in the Information Statement. The table below sets forth the corrected information.

      With respect to the exercise of other warrants to purchase shares of NM Common Stock, the Information Statement stated that warrants to purchase 200,000 shares of NM Common Stock would be exercised prior to the closing of the Merger. Since the date of the Information Statement, the holder of such warrants has advised NM that it will exercise warrants to purchase only 49,000 share of NM Common Stock, and it has surrendered its right to exercise the remainder of such warrants. In light of the surrender of such warrants, NM has issued an additional 150,000 shares of NM Common Stock to certain subscribers. Accordingly, the total number of shares of Common Stock that will be outstanding following the Merger will be less than the number assumed to be outstanding in the Information Statement, as indicated in the table below.

                   Security Ownership of Certain Beneficial
                  Owners and Management Following the Merger

      The following table sets forth information concerning ownership of Common Stock following the Merger by (i) each person who the Company believes will be the beneficial owner of more than 5% of Common Stock, (ii) the NM Designees and the director of Company, (iii) the proposed executive officer of the Company and
(iv) all executive officers and directors of the Company as a group. Except as indicated in the footnotes hereto, the listed shareholders hold sole voting and investment power over their respective shares:

                                  Number of Shares
Name and Address                  of Common Stock
of Beneficial Owner               to be Owned after the Merger
Percent of Class*

Jacob Barrocas                            0                       0
2685 South Dayton Way
Unit #42
Denver, Colorado  80230

Sean T. Duffy(1)                     1,326,026                      2.00 %
Louis Friedman(1)(2)                   670,678                      1.00%
Richard L. Granville(1)             14,122,176                     21.32%
Ronald L. McCallum(1)                1,326,026                      2.00%
Lee Silverstein(1)(3)                2,285,897                      3.45%


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Peter Tierney(1)(4)                         261,936                    *

All proposed executive officers and
    Directors as a Group (7 in number)   19,992,739                 30.18%

M. Allen Weed(5)                         11,138,618                 16.82%
7395 Glenmora Way
Swanee, Georgia  30024

Signal Compression, Inc.(6)               4,995,000                  7.54%
3507 North Central Avenue
Suite 406
Phoenix, Arizona  85012

    * Calculated assuming that 66,223,329 shares of Common Stock will be outstanding following the consummation of the Merger, which assumes the conversion of all 799,824 shares of NM Common Stock outstanding as of August 27, 1999, plus conversion of warrants for 49,000 shares of NM Common Stock that NM has been informed will be exercised prior to consummation of the Merger and the issuance of an aggregate of 150,000 shares of NM Common Stock to certain private investors. For purposes hereof, a person is deemed to be the beneficial owner of securities that can be acquired by such person within 60 days from the date of determination, upon the exercise of warrants or options or conversion of convertible securities. Each beneficial owner's percentage ownership is determined by assuming that any warrants, options or convertible securities that are held by such person (but not those held by any other person) and which are exercisable or convertible within 60 days from August 27, 1999, have been exercised or converted. An asterisk(*) beside a shareholder's name in this column indicates that such holdings constitute less than 1% of the outstanding shares of Common Stock following the Merger.

      (1) The address for these individuals is c/o New Millennium Multimedia, Inc., 1690 Chantilly Drive, Atlanta, Georgia 30324

      (2) Includes 1,000 shares of Common Stock held jointly with spouse and assumes the issuance and exercise of warrants to purchase 6,665 shares of Common Stock.

      (3) Includes 8,992 shares of Common Stock beneficially owned by Dr. Silverstein or his minor child and assumes the issuance and exercise of warrants to purchase 22,661 shares of Common Stock.

      (4) Includes 128,000 share of Common Stock beneficially owned by Mr. Tierney and the issuance and exercise of warrants to purchase 1,333 shares of Common Stock.


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

      (5) Mr. Weed currently serves as a director of NM and is employed by NM as a consultant. Following the Merger, Mr. Weed will resign as a director of NM, but will remain as a consultant to NM and the Company.

      (6) Pursuant to the terms of the Merger Agreement, shares of Common Stock held by Signal Compression, Inc. ("Signal") will be pledged to secure the indemnity obligations of the Company to NM and the shareholders of NM under the Merger Agreement.


                                             By Order of the Board of Directors.


                                         /s/ Jacob Barrocas
                                             President, Treasurer & Secretary

Denver, Colorado
September 24, 1999


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